SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF

A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF

A TRUSTEE PURSUANT TO SECTION 305(b)(2)

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

(Exact name of trustee as specified in its charter)

13-4994650
(State of incorporation if not a national bank)	(I.R.S. employer identification No.)

1111 Polaris Parkway Columbus, Ohio	43271
(Address of principal executive offices)	(Zip Code)

Pauline E. Higgins

Vice President and Assistant General Counsel

JPMorgan Chase Bank, National Association

707 Travis Street, 4th Floor North

Houston, Texas 77002

Tel: (713) 216-1436

(Name, address and telephone number of agent for service)

CAPITAL ONE AUTO FINANCE TRUST 2006-B

(Exact name of obligor as specified in its charter)

DELAWARE	31-1750007
DELAWARE	51-6573799
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification No.)

140 E. Shore Drive, Room 1052-D
Glen Allen, VA	23059

Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, DE	19890
(Address of principal executive offices)	(Zip Code)

ASSET BACKED NOTES

(Title of the indenture securities)

GENERAL

Item 1.	General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency, Washington, D.C.

Board of Governors of the Federal Reserve System, Washington, D.C., 20551

Federal Deposit Insurance Corporation, Washington, D.C., 20429.

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with the Obligor and Guarantors.

If the obligor or any guarantor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.	List of Exhibits

List below all exhibits filed as a part of this Statement of Eligibility.

1. A copy of the Articles of Association of JPMorgan Chase Bank, N.A. (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).

2. A copy of the Certificate of Authority of the Comptroller of the Currency for the trustee to commence business. (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).

3. None, the authority of the trustee to exercise corporate trust powers being contained in the documents described in Exhibits 1 and 2.

4. A copy of the existing By-Laws of the Trustee. (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).

5. Not applicable.

6. The consent of the Trustee required by Section 321(b) of the Act. (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).

7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

8. Not applicable.

9. Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, JPMorgan Chase Bank, N.A., has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 17th day of July, 2006.

JPMORGAN CHASE BANK, N.A.

By	/s/ Mark W. McDermott
Mark W McDermott Vice President

Exhibit 7 to Form T-1

Bank Call Notice

RESERVE DISTRICT NO. 2

CONSOLIDATED REPORT OF CONDITION OF

JPMorgan Chase Bank, N.A.

of 1111 Polaris Parkway, Columbus, Ohio 43240

and Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System,

at the close of business March 31, 2006, in

accordance with a call made by the Federal Reserve Bank of this

District pursuant to the provisions of the Federal Reserve Act.

		Dollar Amounts in Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$35,771
Interest-bearing balances		11,008
Securities:
Held to maturity securities		72
Available for sale securities		55,459
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		17,813
Securities purchased under agreements to resell		228,565
Loans and lease financing receivables:
Loans and leases held for sale		32,025
Loans and leases, net of unearned income	$381,159
Less: Allowance for loan and lease losses	5,042
Loans and leases, net of unearned income and allowance		376,117
Trading Assets		246,732
Premises and fixed assets (including capitalized leases)		8,145
Other real estate owned		388
Investments in unconsolidated subsidiaries and associated companies		1,620
Intangible assets:
Goodwill		23,681
Other Intangible assets		11,704
Other assets		44,294
TOTAL ASSETS		$1,093,394

LIABILITIES
Deposits
In domestic offices		$417,676
Noninterest-bearing	$134,430
Interest-bearing	283,246
In foreign offices, Edge and Agreement subsidiaries and IBF’s		163,635
Noninterest-bearing	$6,677
Interest-bearing	156,958
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		9,221
Securities sold under agreements to repurchase		125,094
Trading liabilities		137,150
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)		90,745
Subordinated notes and debentures		18,638
Other liabilities		41,884
TOTAL LIABILITIES		1,004,043
Minority Interest in consolidated subsidiaries		1,956

EQUITY CAPITAL
Perpetual preferred stock and related surplus		0
Common stock		1,785
Surplus (exclude all surplus related to preferred stock)		59,450
Retained earnings		27,149
Accumulated other comprehensive income		(989)
Other equity capital components		0
TOTAL EQUITY CAPITAL		87,395
TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL		1,093,394

I, Joseph L. Sclafani, E.V.P. & Controller of the above-named bank, do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

JOSEPH L. SCLAFANI

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

MICHAEL J. CAVANAGH      )

WILLIAM B. HARRISON, JR.) DIRECTORS

JAMES DIMON                         )

J. P. Morgan Trust Company, National Association

Statement of Condition

30-Jun-06

		($000)
Hyperion Accounts to pick up	Assets
1105	Cash and Due From Banks	18,834
1200, 1400	Securities	240,601
1560	Loans and Leases	137,050
1600	Premises and Fixed Assets	5,290
19216	Intangible Assets	335,608
19194	Goodwill	202,094
1800, 19060, 19092, 19200, 19250	Other Assets	45,317

1999	Total Assets	984,794

	Liabilities
2105	Deposits	80,959
2710	Other Liabilities	47,388

2800	Total Liabilities	128,347
	Equity Capital
3100	Common Stock	600
3200	Surplus	701,587
3400, 3620	Retained Earnings	154,260

3520	Total Equity Capital	856,447

3900	Total Liabilities and Equity Capital	984,794